UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SLCA II, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Cary M. Grossman
7311 Broadway
Galveston, TX 77554
(713) 468-2717
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Grossman Family Limited Partnership (EIN: 76-0587747)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization TX

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 500,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cary M. Grossman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 500,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Laura T. Grossman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 500,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SLCA II, Inc., whose principal executive offices are located at 7311 Broadway, Galveston, TX 77554 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Grossman Family Limited Partnership (the “Reporting Person”), a limited partnership formed under the laws of the state of Texas.  Cary M. Grossman and Laura T. Grossman are the General Partners of the Reporting Person and have control over the voting and dispositive power over the shares held by the Reporting Person.

(b) The business address of the Reporting Person is 7311 Broadway, Galveston, TX 77554.

(c) Mr Grossman’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director of Shoreline Capital Advisors, Inc., 7311 Broadway, Galveston, TX 77554.  Mrs. Grossman is a General Partner of the Reporting Person.

(d) During the last five years, the Reporting Person and the related parties named herein have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person and the related parties named herein were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was formed in the state of Texas.  Mr. and Mrs. Grossman are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On March 11, 2011, Grossman Family Limited Partnership acquired directly from the Issuer 500,000 shares of Common Sock at an aggregate purchase price of $50.  The source of funding for this purchase was working capital.  Mr. and Mrs. Grossman serve as the General Partners of Grossman Family Limited Partnership.  They each may be deemed an indirect beneficial owner of these securities because they have voting and investment control over the shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person and related parties purchased the 500,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 500,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based upon 1,000,000 shares outstanding as of the date hereof).

(b) The Reporting Person shares the right to vote and dispose, or direct the disposition, of the 500,000 shares of Common Stock beneficially owned by the Reporting Person with its General Partners, Cary M. Grossman and Laura T. Grossman.

(c) The 500,000 shares of Common Stock reported herein were acquired by the Reporting Person effective March 11, 2011.

(d) Other than the Reporting Person and Mr. and Mrs. Grossman, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 500,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99	Joint Filing Agreement dated June 7, 2011

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2011

Grossman Family Limited Partnership

/s/ Cary M. Grossman
Cary M. Grossman
General Partner

/s/ Cary M. Grossman
Cary M. Grossman

/s/ Laura T. Grossman
Laura T. Grossman